November 15, 1996


     VIA FEDERAL EXPRESS

     Board of Directors
     Algiers Bancorp, Inc.
1 Westbank Expressway
New Orleans, Louisiana 70114

Gentlemen:

          As an owner of 9.9% of the company, I am writing you with my present concerns. You are not doing nearly enough to enhance shareholder value.

          I have reviewed your September quarter press release and have backed-out the SAIF charge. All my comments refer therefore to your core rate of operations.

          I.   Declining Deposits.

          At 3/30/96 your deposits were 39.2 million, but only 37.4 million at 9/30. You are not building value by going in the wrong direction.

          II.  Rate of Earnings.

          Ex the SAIF charge, you earned about $100,000 net after tax for the September Quarter. This rate is only $.15 per share, a paltry $.60 per share, annualized.
Our stock trades at $11.50 per share, a very rich PE multiple of 19.2 times. Our stock price won't go higher by this measure.

          III. Return on Equity.

          Your present book value per share is $15.05.
At a $.60 earnings rate, your ROE is a pitiful 4.0%. Our stock will not ho higher by this measure either.

          IV.  Dividend Rate.

          You have a 20.5% capital ratio now. Your paltry $.09 quarterly dividend is inadequate in view of so much capital. Also, I have made you aware of dozens of thrifts that have paid special dividends: from $3.00


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Algiers Bancorp, Inc.
November 15, 1996
Page 2

to $10.00 per share. I want to see this action taken by our company, as well, at the earliest opportunity. (See
Trident article enclosed) Have you made any agreement with your regulators not to pay special dividends for at least one year?

          V.   Lack of Share Repurchase.

          Our stock trades at only 76% of book. This makes share-repurchase a no-brainer, as you must know.
Your six months is up in January of 1997. I expect to see substantial share repurchase at that time.

          If you cannot triple, at least, the paltry 4% return on equity, I urge you to explore the strategic alternative to merge Algiers with a larger financial institution. Shareholders deserve nothing less. I estimate the present value of our company to an acquiror today, to be $17.70. This is a substantial 54% over today's stock price. I expect you to provide such reward to shareholders.

          I ask for your thoughts/comments on these matters. Also, at 9/30, what were the total NPA's
(including REO)?

Sincerely,


Jerome H. Davis
  (Signature)

cc:  Hugh E. Humphrey, Jr.
      President/CEO
     Thu Dang,
      Director
     John H. Gary,
      Director
     Hugh E. Humphrey, III
      Director/Secretary/Treasurer
     Eugene J. LeBoeuf
      Director/VP






                    Page 8 of 9 Pages

Algiers Bancorp, Inc.
November 15, 1996
Page 3

          This page contains a copy of an article
published by Trident Securities, Inc. on October 29, 1996 and contained in its investment bankers trade circular
(Vol. 1, No. 3).








































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